

Mail Stop 4561

May 2, 2017

Venkata S. Meenavalli
Chief Executive Officer and Director
Longfin Corp.
205 D Chubb Ave.
Lyndhurst, New Jersey 07071

> **Re: Longfin Corp.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed April 18, 2017**
> **File No. 024-10684**

Dear Mr. Meenavalli:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 7, 2017 letter.

Description of Business

Corporate History and Organization Structure

1.   We note your response to prior comment 3 that Longfin is primarily a technology company that provides technology solutions. However, your disclosure states that Stampede, which will be a wholly-owned subsidiary of Longfin after the share swap, is engaged in "electronic trading and market making." Further, your website indicates that your business involves electronic market making. Please revise your disclosure to clarify the nature of the business that Longfin and Stampede is engaged in or explain why you believe that the company is not engaged in activities related to securities.

2.   We note your response to prior comment 6. Please further disclose the nature of Stampede Capital's business, its status as a public company in India and its post-offering status as a controlling shareholder of the company.

Directors, Executive Officers and Significant Employees

3.   We note that you have disclosed that Mr. Yogesh Patel serves as your Global Head Officer and as a director in response to prior comment 9. Please revise to provide a brief account of his business experience during the past five years, including his principal occupations and employments during that period and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. See Item 10(c) of Form 1-A.

Security Ownership of Management and Certain Security Holders

4.   We note that you have disclosed that Stampede Capital Limited will be a 51.2% beneficial owner after the share swap in response to prior comment 10. Please revise to provide footnote disclosure of the natural person or persons who will have or share voting or dispositive power over these shares.

Financial Statements

5.   We note your response to prior comment 12 indicating that the acquisition of Stampede Tradex Pte. Ltd. is not a reverse acquisition. Please provide us with your analysis to support this conclusion considering the guidance in ASC 805-10-55-12 and 55-13. Tell us the relative voting rights in the combined entity after the business combination. In this regard, it appears that the owners of Stampede Tradex Pte. Ltd. will receive the largest portion of the voting rights in the combined entity. Considering that the transaction appears to be a reverse acquisition and the financial statements of Stampede Tradex Pte. Ltd. are included pursuant to the requirements in Rule 8-04 of Regulation S-X, pro forma information as described in Rule 8-05 of Regulation S-X should be included pursuant to paragraph (b)(7)(iv) of Part F/S of Form 1-A. Once the financial statements of Stampede Tradex Pte. Ltd. are updated to include a period in which Longfin was in existence, revise to include pro forma information showing the effects of the share swap agreement with Stampede Tradex Pte. Ltd.

Signatures

6.   We reissue prior comment 13 in part. In this regard, indicate who signed your offering statement in the capacity of your principal financial officer and your principal accounting officer.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3453 with any other questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Andy Altahawi
        Adamson Brothers